GROUP OF CONCERNED CO-FOUNDERS AND INVESTORS IN TERRAN ORBITAL SEND LETTER TO BOARD OUTLINING IMMEDIATE ACTIONS REQUIRED TO PROTECT AND MAXIMIZE STOCKHOLDER VALUE

Leadership Missteps Have Resulted in Multiple Highly Dilutive Financings and Share Price Decline of ~94% Since Going Public in March 2022 Despite Estimated $3 Per Share Present Intrinsic Value

Believes Urgent Board and Management Changes are Required to Remediate Self-Inflicted Harm, Drive Share Price Appreciation, Minimize Operational Risk, Optimize Long-Term Stockholder Value and Restore Market Credibility

Terran Board Must Immediately Separate Roles of CEO and Chairman and Install New Highly Qualified CEO, Establish Best-in-Class Corporate Governance by De-Staggering and Reconstituting the Board, and Conduct a Strategic Review

NEW YORK – October 12, 2023 – A group of concerned investors (the “Concerned Investor Group”) in Terran Orbital Corp. (NYSE: LLAP) (“Terran” or the “Company”) comprised of Sophis Investments LLC, Roark’s Drift LLC, and Tyvak Nano-Satellite Systems’ Co-Founders, Jordi Puig-Suari, Roland Coelho and Austin Williams, sent a letter to Terran’s Board of Directors (the “Board”) detailing the path required for Terran to regain market credibility and restore stockholder value. The Concerned Investor Group, together with certain affiliates, beneficially owns 16,581,465 shares of common stock of the Company, representing approximately 8.4% of the shares outstanding.

Despite Terran’s significant competitive advantages, the Company is now meaningfully undercapitalized and operating from a position of weakness due to leadership missteps, lack of internal controls, poor corporate governance, and a loss of public market confidence. Moreover, the public markets have been unable to reflect the intrinsic value of the Company, which the Concerned Investor Group estimates to be at least $3.00 per share today, as set forth in more detail below. The Concerned Investor Group believes the issues plaguing Terran are largely self-inflicted and can be remediated with the right management team and Board who are collectively committed to putting the Company on a path towards profitable growth.

The Concerned Investor Group’s three-pronged approach it believes the Board must pursue immediately is as follows:

●	Separate the role of CEO and Chairman and install a new CEO with demonstrable industry experience and a track record of outperformance, who can turn around the operational, cultural, and capital allocation issues plaguing the Company.

●	Evaluate and implement best-in-class corporate governance practices by, among other things, de-staggering and reconstituting the Board to ensure it is best positioned to provide proper management oversight and act as fiduciaries with a stockholder-first mindset.

●	Commence a comprehensive strategic review process and retain outside financial and legal advisors to evaluate all strategic alternatives and opportunities available to maximize stockholder value.

The Concerned Investor Group is sharing its letter to the Board publicly so that all stakeholders understand the urgency facing the Company, and stockholders recognize the steps that it believes are required by the Board to protect and unlock the significant upside potential embedded in their investment.

The full text of the letter follows. For additional information, please visit: www.llapvalue.com.

October 11, 2023

Terran Orbital Corporation

6800 Broken Sound Parkway NW, Suite 200

Boca Raton, FL 33487

Attention: Board of Directors

Re: Optimizing Long-Term Stockholder Value While Minimizing Risk

Dear Members of the Board of Directors,

Sophis Investments LLC, Roark’s Drift, LLC, Austin Williams, Roland Coelho, Jordi Puig-Suari and certain of their respective affiliates (collectively, the “Concerned Investor Group,” “we” or “our”) beneficially own, in the aggregate, 16,581,465 shares of common stock of Terran Orbital Corporation (“Terran” or the “Company”), representing approximately 8.4% of the shares of common stock outstanding. We write to you as aligned, long-term stockholders and experienced Aerospace & Defense investors seeking a constructive dialogue to protect and maximize the material value we believe is embedded within Terran. Jordi Puig-Suari, Roland Coelho and Austin Williams are Co-Founders of Tyvak Nano-Satellite Systems, Inc.’s (“Tyvak”), the Company’s primary operating subsidiary, and care deeply for Terran’s success today and for years to come.

Tyvak was founded in 2011 on the principles of innovation, integrity, and a relentless pursuit of excellence, establishing a reputation and culture for transforming the industry by executing never-been-done-before missions on timelines and budgets that radically increased industry capabilities. While we believe Tyvak’s significant competitive advantages developed over the last decade remain with the Company—including its industry-leading technical capabilities, flight heritage across a diverse set of missions and orbital regimes, market position, vertical integration, deep bench of highly dedicated and talented employees, low cost, and speed to market—the Company is operating from a position of weakness due to leadership missteps, lack of internal controls, poor corporate governance and a loss of credibility in the public markets.

Despite claiming an order backlog of more than $2.6 billion,1 as of today, Terran’s stock has fallen approximately 94% since its March 2022 public market debut,2 with the Company’s mistimed and poorly executed de-SPAC transaction leaving it in constant need of cash. In addition to being undercapitalized, Terran’s materially misaligned compensation incentives and its reckless “growth at all costs” philosophy have significantly harmed the business, resulting in a lack of trust by the market, an inability to raise money on favorable terms, and highly-dilutive follow-on share offerings. Stockholders have seen the value of their investment dwindle, and while we expect the Company can continue to win new contract awards over the near term, we do not believe that it can effectively scale towards profitability without addressing underlying strategic and operational issues.

We recognize that many SPACs have underperformed in the public markets, however, we believe the issues plaguing Terran are largely self-inflicted and can be remediated if the right management team and directors are installed immediately. Accordingly, time is of the essence.

Terran must regain market credibility and more favorable access to capital, which we believe can only be achieved through a meaningful change in leadership and greater operating efficiency. Given the urgency that we believe exists, it is in the best interests of all of the Company’s stakeholders that we share our concerns publicly. To that end, we recommend that the Company’s Board of Directors (the “Board”) pursue the following strategic steps immediately, as set forth in more detail below:

1.	Separate the role of CEO and Chairman and install a new CEO with demonstrable industry experience and a track record of outperformance, who can turn around the operational, cultural, and capital allocation issues plaguing the Company.

1 Terran Q2 Earnings Release August 14, 2023

2 Bloomberg. Satellite Startup Terran Orbital Falls in Debut After SPAC Deal

2.	Evaluate and implement best-in-class corporate governance practices by, among other things, de-staggering and reconstituting the Board to ensure it is best positioned to provide proper management oversight and act as fiduciaries with a stockholder-first mindset.

3.	Commence a comprehensive strategic review process and retain outside financial and legal advisors to evaluate all strategic alternatives and opportunities available to maximize stockholder value.

I.	SEPARATE THE ROLE OF CEO & CHAIRMAN AND HIRE A NEW CEO WITH DEMONSTRABLE INDUSTRY EXPERIENCE AND CREDIBILITY

Separating the role of CEO and Chairman is in-line with corporate governance best practices and highly correlated with sustained superior long-term returns. We believe separating these roles would immediately restore Terran’s market credibility while demonstrating the Board’s commitment to acting in the best interests of its stockholders rather than itself.

Given the highly technical and sensitive nature of designing and manufacturing satellite components for the U.S. government and commercial customers, this role requires deep industry expertise, relationships, and a technical understanding of satellite systems. To that end, we have identified a highly credible and qualified CEO candidate with over 30 years of relevant industry experience, operational and financial expertise, and leadership capabilities required to restore market confidence in Terran’s world-class offerings. In addition to a proven track record of raising billions of dollars in funding for businesses with which he has been involved in attracting and retaining top talent within the Aerospace & Defense industry, our CEO candidate has deep relationships with many prospective customers of Terran.

Based on our rigorous due diligence, we believe our CEO candidate can attract and work to close on more than $1.7 billion of potential satellite orders as well as a pipeline that spans more than 12 separate customers. Furthermore, we believe that a new CEO, namely our identified CEO candidate, will help Terran to attract the needed capital on favorable terms, minimizing future dilution to stockholders and providing prospective customers and employees with the confidence to conduct business with the Company going forward. In addition, we believe, if installed, our CEO candidate would attract and retain world class talent. As just one example, provided these recommended changes are made, Austin Williams, former Terran Chief Technology Officer and Co-Founder of Tyvak, would welcome the opportunity to explore returning to the Company he helped build over the last 12 years.

II.	RECONSTITUTE THE BOARD AND IMPLEMENT BEST-IN-CLASS CORPORATE GOVERNANCE

For a CEO to be successful, he or she must have the unwavering support of a board of directors that is committed to driving value for all stockholders. In addition to separating the roles of Chairman and CEO, we believe that the Board needs fresh perspectives from directors willing to make hard but informed decisions and institute corporate governance best practices.

In our view, the current Board lacks the ability to provide proper oversight of management. To wit, the Nominating and Corporate Governance Committee has seemingly rubberstamped poor corporate governance practices, with the members thereof earning negative voting recommendations from Institutional Shareholder Services, Inc. in connection with the Company’s 2023 annual meeting of stockholders; the Audit Committee has overseen material weaknesses in internal controls and negative Estimate-at-Completion (EAC) accounting adjustments; and the Compensation Committee has approved excessive compensation to management, regardless of the return to stockholders. As an example of misaligned executive compensation incentives, based on our review, it appears management is rewarded for expanding capacity and headcount, as well as chasing a customer backlog regardless of its funded status and whether profits result.

In order to enhance management oversight, we have identified several highly credible, qualified, and independent director candidates who are committed to working on behalf of all stockholders and have the industry, financial and operational expertise required to transform Terran. We believe that the Board must be de-staggered and reconstituted with the four replacement director candidates that we have identified to ensure improved management and Board accountability. Installing new directors best suited to work as fiduciaries for all stockholders will help put the Company on a clear path toward value creation.

Our candidates are prepared to join the Board immediately. We stand ready, willing, and able to work constructively with the Board to expedite the process.

III.	CONDUCT A STRATEGIC REVIEW TO EVALUATE STRATEGIC OPPORTUNITIES

We believe that Terran has several potential strategic opportunities available to maximize value for stockholders and other stakeholders. Potential strategic alternatives may include a sale of the Company to Lockheed Martin Corporation (“Lockheed”) at a substantial premium, negotiating a debt guarantee from Lockheed, or entering into similar transactions with a strategic third-party.

Critically, any strategic review must be conducted after the Company has been stabilized under a reconstituted board of directors, best positioning it to execute the next step of its business transformation with regained market confidence. We believe our roadmap represents a potential return of multiples of the current share price over a reasonable timeframe, whereby the Company reverses negative market sentiment, procures material new contracts, realizes a higher share price, secures additional financing on favorable terms, and becomes generally de-risked heading toward a bright future on a standalone basis.

To assist with an optimal strategic review process and ensure an unbiased analysis for all stockholders, we would urge Terran’s Board to retain a leading independent investment banking firm, specializing in the Space sector and highly regarded by market participants.

Conclusion

Terran is an integrated, high growth, innovative company delivering complex state-of-the-art solutions to mission critical applications, with satellite manufacturing operations of increasing national strategic importance and some of the industry’s most talented experts and engineers. The Company and its stockholders should be able to enjoy the benefits of having the right product portfolio during the best time the satellite industry has seen in 30 years. Unfortunately, operational and financial missteps, coupled with a lack of oversight and accountability at the Board level, have left stockholders in a perilous position.

Indeed, the public markets have been unable to reflect the intrinsic value of the Company, leaving Terran’s shares trading at a material discount to our estimate of private market value. At the current price of $0.7223 per share, we estimate that shares trade at a 75.9% discount to our present intrinsic value estimate of $3.00 per share. We calculate our estimate of present intrinsic value per share based on an Enterprise Value-to-Sales valuation multiple of 2.0x our future 2027E revenue estimate of $1.4 billion, discounted back five years at a rate of 20% per annum, or $7.50 per share at year end 2027 incorporating outstanding warrant and convertible securities share issuances. We anticipate that additional dilution from potential financings, which may be required in the future, may reduce our price targets by about 12%, yet still represent over 250% upside to our estimate of present intrinsic value per share.4

As outlined, we believe Terran and its stockholders would materially benefit from stronger management of its people and resources, stewardship of cash, cost rationalization and a broader customer base—all of which our highly credible and qualified CEO candidate, who has a demonstrable track record of success and deep contacts within the satellite industry, is prepared to immediately deliver. Furthermore, the Company’s co-founders supporting this effort are each ready, willing and able to engage with the Board and offer their deep expertise regarding Terran and the industry to the benefit of the Company and its stockholders.

3 As of the close of business on October 11, 2023

4 Sophis Investments LLC internal estimates

We believe that our three-pronged plan for the Company—(1) installing a new CEO, (2) instituting best-in-class corporate governance practices and (3) conducting a strategic review under reconstituted leadership—if enacted, has the potential to position Terran to reestablish itself as the respected and valuable company it once was, with a share price floor above $3.00 per share.5

We hope to constructively engage directly with the Board on the matters outlined in this letter at your earliest convenience. We are highly confident that doing so will maximize long-term value for Terran and is in the best interests of the Company’s stockholders, employees, and customers. We look forward to your prompt response.

Kindest regards,

Tassos D. Recachinas

Sophis Investments, LLC, on behalf of the Concerned Investor Group

Olshan Frome Wolosky LLP is serving as legal counsel to the Concerned Investor Group.

About the Concerned Investor Group

The Concerned Investor Group is comprised of Sophis Investments LLC, Roark’s Drift LLC, and Tyvak Nano-Satellite Systems’ Co-Founders, Jordi Puig-Suari, Roland Coelho and Austin Williams and certain affiliates thereof. Sophis Investments LLC is a supportive, long-term investor and seeks to establish constructive dialogues with issuers as appropriate. The Concerned Investor Group, together with affiliates, beneficially owns 16,581,465 shares of common stock of the Company, representing approximately 8.4% of the shares outstanding.

Contacts:

For Media

Nathaniel Garnick/Amanda Shpiner

Gasthalter & Co.

(212) 257-4170

LLAPvalue@gasthalter.com

For Investors

Tassos Recachinas

Sophis Investments LLC

(212) 572-6360

contact@LLAPvalue.com

5 We estimate a current present intrinsic value of $3.00 per share, with $2.70 per share reflecting the adjusted estimated present intrinsic value, incorporating an illustrative additional 65 million new shares issued in exchange for $65 million additional cash at an illustrative $1.00 per share, or illustrative “maximum potential dilution.”